SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. 4)*



                     Name of Issuer:  Johnson Controls, Inc.



          Title of Class of Securities:  Common Stock, Par $.01



                            CUSIP Number:  478366107



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 478366107



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Bank Milwaukee NA



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          909,245



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       3,545,902



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      35,261



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         4,419,886



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



4,455,147 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



5.3%



12.  TYPE OF REPORTING PERSON*



IA





Item 1(a).  Name of Issuer:



Johnson Control, Inc.



Item 1(b).  Address of Issuer's Principal Executive Offices:



5757 N. Green Bay Rd.

Milwaukee, WI 53209



Item 2(a).  Name of Person Filing:



Firstar Bank Milwaukee NA



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Common Stock, Par $.01



Item 2(e).  CUSIP Number:



478366107



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [X]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [ ] Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:



(a)  Amount Beneficially Owned as of December 31, 1998:



4,455,147 shares



(b)  Percent of Class:



5.3%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



909,245



(ii)  shared power to vote or to direct to the vote:



3,545,902



(iii)  sole power to dispose or to direct the disposition of:



35,261



(iv)  shared power to dispose or to direct the disposition of:



4,419,886



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.



None



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



Not Applicable



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



Not Applicable



Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 1999



FIRSTAR BANK MILWAUKEE NA







By:  /s/ Daniel B. Benhase



Name/Title: Daniel B. Benhase, Executive Vice President Firstar
Corporation